

Mail Stop 3561

August 15, 2016

M. John Jordan
Chief Financial Officer
Bojangles', Inc.
9432 Southern Pine Boulevard
Charlotte, North Carolina 28273

   **Re: Bojangles', Inc.**
     **Form 10-K for Fiscal Year Ended December 27, 2015**
     **Filed March 11, 2016**
     **File No. 001-37374**

Dear Mr. Jordan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Lyn Shenk

            Lyn Shenk
            Branch Chief
            Office of Transportation and Leisure